As filed with the U.S. Securities and Exchange Commission on July 18, 2024

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

LATAM Airlines Group S.A.

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer's name into English)

Chile

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Togut, Segal & Segal LLP

One Penn Plaza, Suite 3335

New York, New York 10119

Tel: (212) 201-6582

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☐	immediately upon filing
☒	on July 24, 2024 at 8:00 a.m. (EST)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number of ordinary shares of LATAM Airlines Group S.A.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$738.00
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under, and constitutes Post-Effective Amendment No. 1 to Form F-6 Registration Statement No. 333-262919 and Post-Effective Amendment No. 3 to Form F-6 Registration Statement No. 333-177513.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 2 to the Third Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting the deposited securities	Paragraph (12)

	(iii)	Procedure for collecting and distributing dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and charges that a holder of ADRs may have to pay, either directly or indirectly		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that LATAM Airlines Group S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected and copied through the Securities and Exchange Commission’s EDGAR system or at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Third Amended and Restated Deposit Agreement dated as of , 2017 among LATAM Airlines Group S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement No. 333-177513 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement No. 333-177513 and incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 18, 2024.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, LATAM Airlines Group S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F 6 are met and has duly caused this Registration Statement on Form F 6 to be signed on its behalf by the undersigned thereunto duly authorized, in the Republic of Chile on July 17, 2024.

LATAM Airlines Group S.A.

By:	/s/ Roberto Alvo Milosawlewitsch
Name:	Roberto Alvo Milosawlewitsch
Title:	Chief Executive Officer

By:	/s/ Ramiro Alfonsín Balza
Name:	Ramiro Alfonsín Balza
Title:	Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert Alvo and Ramiro Alfonsín to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement on Form F-6 has been signed by the following persons on July 17, 2024, in the capacities indicated.

SIGNATURES

/s/ Roberto Alvo Milsawlewitsch Roberto Alvo Milosawlewitsch	Chief Executive Officer

/s/ Ignacio Cueto Plaza Ignacio Cueto Plaza	Chairman of the Board

/s/ Ramiro Alfonsín Balza Ramiro Alfonsín Balza	Chief Financial Officer

Vice-Chairman of the Board
Bornah Moghbel

/s/ Enrique Cueto Plaza Enrique Cueto Plaza	Director

/s/ Frederico F. Curado Frederico F. Curado	Director

/s/ Antonio Gil Nevas Antonio Gil Nievas	Director

Director
Michael Neruda

/s/ Sonia Villalobos Sonia Villalobos	Director

/s/ Alexander D. Wilcox Alexander D. Wilcox	Director

Director
William de Wulf

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of LATAM Airlines Group S.A., has signed this Registration Statement on Form F-6 in Miami, Florida, on July 17, 2024.

Authorized U.S. Representative

By:	/s/ Helen Warner
Name: Helen Warner
Title: Authorized Representative in the United States and General Counsel for North America, Caribbean and Asia, LATAM Airlines Group S.A.

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Amendment No. 2 to Deposit Agreement

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification